October 28, 2015 Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Attn:	Tom Jones

Re:	ReWalk Robotics Ltd. Registration Statement on Form F-3 (File No. 333-207219) Filed October 1, 2015 CIK No. 0001607962

Dear Mr. Jones:

On behalf of our client, ReWalk Robotics Ltd., an Israeli company (the “Company”), we file herewith an amendment (“Amendment No. 1”) to the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter to the Company dated October 26, 2015 (the “Comment Letter”). For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Exhibit 5.1

1.	We note that the paragraph numbered 3 of this exhibit addresses whether the warrants will be legally issued, fully paid, and non-assessable. Please file an opinion addressing whether the warrants will, when sold, be binding obligations of the registrant under the law of the jurisdiction governing the warrants. For guidance, please see Section II.B.1.f of Staff Legal Bulletin No. 19.

Response:

In response to the Commission’s comment, Goldfarb Seligman & Co. has revised its legal opinion filed as Exhibit 5.1 and the Company has refiled such Exhibit in Amendment No. 1 to the Registration Statement.

Securities and Exchange Commission

October 28, 2015

2.	We note the reference in the last paragraph on page 2 of this exhibit to filing “such supplement or amendment to this opinion (if any) as [counsel] may reasonably consider necessary or appropriate.” Please confirm that, when a takedown occurs, you will file an updated opinion that does not include inappropriate qualifications, conditions or assumptions. For guidance, please see Section II.B.2.a of Staff Legal Bulletin No. 19.

Response:

In response to the Commission’s comment, Goldfarb Seligman & Co. hereby confirms that, when a takedown occurs, such firm will issue an updated opinion that does not include inappropriate qualifications, conditions or assumptions. The Company hereby confirms that, when a takedown occurs, it will file such updated opinion.

3.	We note that page 3 of this exhibit does not include counsel’s consent to being named in the section entitled “Enforceability of Civil Liabilities” on page 19 of the registration statement. Please file counsel’s consent to being named in that section.

Response:

In response to the Commission’s comment, Goldfarb Seligman & Co. has revised its legal opinion filed as Exhibit 5.1 and the Company has refiled such Exhibit in Amendment No. 1 to the Registration Statement.

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Please do not hesitate to contact Colin Diamond at (212) 819-8754 of White & Case LLP with any questions or comments regarding this letter.

Sincerely, /s/ White & Case LLP White & Case LLP